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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                             -----------------------
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               SPRINT CORPORATION
                                (Name of Issuer)

                            PCS COMMON STOCK SERIES 1
                                 $1.00 PAR VALUE

                         (Title of Class of Securities)

                             -----------------------

                                   852061506
                                 (Cusip Number)

                               Comcast Corporation
                        (Name of Person Filing Statement)

                                 Arthur R. Block
                               1500 Market Street
                      Philadelphia, Pennsylvania 19102-2148
                             Tel No.: (215) 665-1700
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                November 23, 1998
             (Date of Event which Requires Filing of this Statement)

                             -----------------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1 (e), 13d-1 (f) or 13d-1 (g), check the following: [ ]

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




CUSIP No. 85206150                    13D                  Page 2  of  10  Pages

   1.    NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         COMCAST CORPORATION

   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) [ ]
                                                                   (b) [x]

   3.    SEC USE ONLY




   4.    SOURCE OF FUNDS

         OO

   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
         PURSUANT TO ITEMS 2(d) or 2(e) |_|

   6.    CITIZENSHIP OR PLACE OF ORGANIZATION

         PENNSYLVANIA


      NUMBER OF          7.  SOLE VOTING POWER         53,479,187
                                                       (See Item Nos. 1 and 6)
        SHARES
     BENEFICIALLY        8.  SHARED VOTING POWER       0 shares
       OWNED BY
         EACH            9.  SOLE DISPOSITIVE POWER    53,479,187 PCS Common
      REPORTING                                        Stock-Series-2 $1.00 par
     PERSON WITH                                       value per share (See
                                                       Item Nos. 1, 4 and 6)

                        10.  SHARED DISPOSITIVE POWER  0 shares

  11.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         (a)  Amount beneficially owned: 53,479,187*

         53,479,187 shares consists of shares (i) 47,248,435 of Series 2 PCS Stock, (ii) presently exercisable Warrants to purchase an additional 3,015,858 shares of Series 2 PCS Stock, and (iii) 61,726 shares of Series 7 Preferred Stock (which for purposes of this Report are assumed to be convertible into an aggregate of 3,214,895 shares of Series 2 PCS Stock). Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock under certain circumstances.

         * Assumes the conversion of all shares of Series 2 PCS Stock beneficially owned by the Reporting Person (including all shares of Series 2 PCS Stock issuable upon exercise of all Warrants and upon conversion of all Series 7 Preferred Stock) into the corresponding number of shares of Series 1 PCS Stock. See Item No. 1.

         Because the Reporting Person does not have the right to acquire any shares of Series 1 PCS Stock, underlying the shares of Series 2 PCS Stock, shares of the Series 7 Preferred Stock or the Warrants, within sixty days of the date of the event requiring this Report, the Reporting Person disclaims beneficialownership of all shares of Series 1 PCS Stock underlying the Series 2 PCS Stock, the Series 7 Preferred Stock and the Warrants. The filing of this Report by the Reporting Person shall not be construed as an admission that the Reporting Person is the beneficial owner of any shares of Series 1 PCS Stock.

  12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES    [ ]

  13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         23.7%

         Because each share of Series 2 PCS Stock generally is entitled to one-tenth of the applicable vote per share of Series 1 PCS Stock, the shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent less than 1% of the voting power of Sprint Corporation.

         The shares of Series 2 PCS Stock beneficially owned by the Reporting Person represent approximately 11.3% of the outstanding Series 1 PCS Stock of the Issuer (which class includes the Series 1 PCS Stock, the Series 2 PCS Stock and the Series 3 PCS Stock), assuming the exercise of all Warrants to purchase shares of Series 2 PCS Stock initially issued to the Reporting Person, the conversion of all shares of Series 7 Preferred Stock initially issued to the Reporting Person into shares of Series 7 Preferred Stock, the issuance of all shares of Series 3 PCS Stock issuable in respect of the Sprint's outstanding Class A Common Stock and the issuance of all shares of Series 1 PCS Stock represented by the Sprint FON Group's "inter-group interest" in Sprint's PCS Group (including that portion of such inter-group interest corresponding to the Series 7 Preferred Stock and the Warrants to purchase Series 2 PCS Stock held by the Reporting Person and certain other holders).

  14.    TYPE OF REPORTING PERSON

         CO

   Item 1.  Security and Issuer.

     The class of equity securities to which this statement relates is the PCS Common Stock Series 1, $1.00 par value per share (the "Shares"), of Sprint Corporation, a Kansas corporation (the "Issuer"). The principal executive offices of the Issuer are located at 2330 Shawnee Mission Parkway, Westwood, Kansas 66205.

     Pursuant to Rule 13d-3 promulgated under the Exchange Act, this Report relates to the shares of Series 1 PCS Stock issuable upon conversion of shares of the PCS common Stock - Series 2, par value $1.00 per share ("Series 2 PCS Stock", and collectively with the Series 1 PCS Stock and the PCS Common Stock - Series 3, par value $1.00 per share (the "Series 3 PCS Stock"), the "PCS Stock"), of the Issuer, which are (i) held by the Reporting Person, (ii) issuable upon exercise of certain warrants to purchase shares of Series 2 PCS Stock (the "Warrants'), of the Issuer, held by the Reporting Person, and (iii) issuable upon conversion of certain shares Preferred Stock-Seventh Series, Convertible, $1,000 liquidation preference (the "Series 7 Preferred Stock"), of the Issuer, held by the Reporting Person. The shares of Series 2 PCS Stock, Warrants and Series 7 Preferred Stock beneficially owned by the Reporting Person were issued in a series of transactions which occurred on November 23, 1998 in which the Issuer acquired through several mergers all of the outstanding interests in certain joint ventures held by certain affiliates of the Reporting Person, Telecommunications, Inc. ("TCI") and Cox Communications, Inc. ("Cox" and, together with TCI and the Reporting Person, the "Cable Parents") in exchange for shares of Series 2 PCS Stock, Warrants and shares of Series 7 Preferred Stock.

          Certain terms of the Series 2 PCS Stock, the Warrants and the Series 7 Preferred Stock are described below:

               (a) Each share of Series 2 PCS Stock automatically converts into one share of Series 1 PCS Stock, under certain circumstances. In particular, (i) all outstanding shares of Series 2 PCS Stock will convert into the corresponding number of shares of Series 1 PCS Stock at such time as the outstanding shares of Series 2 PCS Stock would represent, assuming the conversion of all of such shares, less than one percent of the voting power of the outstanding equity securities of the Issuer and (ii) each share of Series 2 PCS Stock will automatically convert into one share of Series 1 PCS Stock upon any transfer to a transferee other than one of the Cable Parents and certain of their affiliates and associates.

               (b) Each Warrant is exercisable for one share of Series 2 PCS Stock during the five year period ending on November 23, 2003. The exercise price per share of Series 2 PCS Stock will be equal to the average of the daily closing prices of the Series 1 PCS Stock on the New York Stock Exchange for the 30 consecutive trading days ending on the 45th trading day following the commencement of regular way trading of such stock, subject to certain adjustments. Regular way trading in the Series 1 PCS Stock commenced on November 24, 1998, following the completion of the transactions contemplated by the Restructuring Agreement on November 23, 1998.

               (c) Each share of Series 7 Preferred Stock is convertible into a number of shares of Series 2 PCS Stock equal to the quotient of (x) $1,000 divided by (y) the product of (i) 1.28 and (ii) the average of the daily closing prices of the Series 1 PCS Stock on the New York Stock Exchange for the 30 consecutive trading days ending on the 45th trading day following the commencement of regular way trading of such stock, subject to certain adjustments. The Issuer may redeem any outstanding shares of Series 7 Preferred Stock after November 24, 2001 or November 23, 2000 under certain circumstances, and must redeem all outstanding shares of Series 7 Preferred Stock on November 24, 2008.

               (d) The Warrants and the Series 7 Preferred Stock will become exercisable for or convertible into shares of Series 1 PCS Stock in lieu of the corresponding number of shares of Series 2 PCS Stock under circumstances similar to those under which the applicable shares of Series 2 PCS Stock underlying such securities would automatically convert into shares of Series 1 PCS Stock.

          Holders of Series 1 PCS Stock are entitled to a number of votes per share based on the ratio of the average trading price per share of a share of Series 1 PCS Stock to the average trading price per share of a share of the Issuer's FON Common Stock - Series 1, par value $1.00 per share, and holders of Series 2 PCS Stock are entitled per share to a number of votes equal to one tenth of the number of votes per share of Series 1 PCS Stock, on all matters presented to stockholders, except as otherwise provided in the Issuer's Amended and Restated Articles of Incorporation (the

"Issuer Charter"). Shares of Series 1 PCS Stock are not convertible into shares of Series 2 PCS Stock. All other rights and privileges of the Series 1 PCS Stock and Series 2 PCS Stock are identical.

   Item 2.  Identity and Background.

     The name of the person filing this statement is Comcast Corporation, a Pennsylvania corporation ("Comcast").

     Comcast's principal business is the development, operation and management of cable and cellular communications systems. The address of Comcast's principal business and principal office is 1500 Market Street, Philadelphia, PA 19102-2148. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of Comcast is set forth on Schedule A.

     During the last five years, neither Comcast, nor any other person controlling Comcast nor, to the best of its knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

   Item 3.  Source and Amount of Funds or Other Consideration.

     See the information set forth in Item 1 of this Schedule 13D.

   Item 4.  Purpose of Transaction.

     See the information set forth in Item 1 of this Schedule 13D. Comcast has acquired the Shares for investment. Comcast intends to review from time to time the Issuer's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, Comcast may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, Comcast has no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

   Item 5.  Interest in Securities of the Issuer.

     (a) Comcast has acquired and, for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 53,479,187 Shares, representing approximately 23.7% of the outstanding Shares of the class of securities.

     Except as set forth in this Item 5(a), neither Comcast, nor any other person controlling Comcast, nor, to the best of its knowledge, any persons named in Schedule A hereto owns beneficially any Shares.

     (b) Comcast has sole power to dispose of 53,479,187 Shares.

     (c) Information concerning acquisitions of Shares since November 23, 1998 is set forth on Schedule B.

     The Reporting Person currently owns no shares of Series 1 PCS Stock, 47,248,435 shares of Series 2 PCS Stock, 3,015,858 Warrants and 61,726 shares of Series 7 Preferred Stock, resulting in an aggregate beneficial ownership of approximately 53,479,187 shares of Series 2 PCS Stock (assuming valid exercise of the Warrants and valid conversion of the shares of Series 7 Preferred Stock). As of the date hereof and assuming the conversion into Series 1 PCS Stock of all of the shares of Series 2 PCS Stock beneficially owned by the Reporting Person, the Reporting Person holds certain rights to an aggregate of 53,479,187 shares of Series 1 PCS Stock, or approximately 23.7% of the shares of Series 1 PCS Stock deemed outstanding. The shares of Series 2 PCS Stock beneficially owned by Comcast constitute 24.2% of the outstanding shares of Series 2 PCS Stock. The foregoing amounts exclude shares of Series 1 PCS Stock held by executive officers and directors of Comcast, if any. Comcast disclaims beneficial ownership of any shares held by such officers and directors.

   Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     In connection with the issuance of Series 2 PCS Stock to Comcast in the Restructuring, Sprint and Comcast entered into a Standstill Agreement pursuant to which Comcast agreed that it will not acquire (other than in connection with the exercise of its shares purchase rights) any voting securities of Sprint ("Sprint Voting Securities") if, as a result of such acquisition, the votes represented by the Sprint Voting Securities owned by Comcast and its affiliates would represent (in the aggregate) more than one and one half percent (1.5%) of the voting power represented by all of the outstanding Sprint Voting Securities (assuming that all shares of Series 2 PCS Stock have the same voting rights as the Series 1 PCS Stock).

     The Issuer and the Cable Parents have entered into a registration rights agreement (the "Registration Rights Agreement") providing the Cable Parents with certain "demand" and "piggy back" registration rights relating to the shares of Series 2 PCS Stock. Until the Cable Parents have sold securities covered by the Registration Rights Agreement with an aggregate offering price of $2 billion (or 12 months have passed since the commencement of registration rights, whichever is sooner), the Cable Parents will have priority in selling their shares of PCS Stock in any offering for which the underwriters require a reduction in the number of shares desired to be offered. Such priority will apply regardless of whether the applicable Cable Parent(s) is (are) exercising "demand" or "piggy back" registration rights and whether such priority would prevent the Issuer from selling shares of PCS Stock in order to raise capital to fund the operations of the PCS Group.

     Comcast has entered into an Irrevocable Proxy and Voting Agreement ("Voting Agreement") governing the voting of any shares of Series 1 PCS Stock acquired by it or its subsidiaries as a result of the exercise of its rights under the Restructuring Agreement to maintain its percentage interests in the PCS Group. The Voting Agreement grants William T. Esrey (and any successor as the Chief Executive Officer of the Issuer) an irrevocable proxy to vote such shares at any meeting of the shareholders of the Issuer, with such shares to be voted on any matter on the same basis as the majority of votes that are cast with respect to such matter by the holders of the Issuer's other voting securities. The Voting Agreement of Comcast will terminate upon the earlier to occur of the tenth anniversary of the Closing or the termination of the Standstill Agreement.

     The Cable Parents have entered into a Top Up Right Agreement (the
"Top Up Right Agreement") with France Telecom S.A. ("FT") and Deutsche Telekom AG ("DT"), dated as of May 26, 1998 which agreement provides FT and DT, among other things, with certain right in connection with certain transfers by the Reporting Person of shares of Series 2 PCS Stock that result in the applicable shares of Series 2 PCS Stock converting into shares of Series 1 PCS Stock.

     The foregoing summary description of the Restructuring Agreement, the Registration Rights Agreement, the Standstill Agreement, and the Voting Agreement do not purport to be complete and are qualified in their entirety by reference to the text of such documents, each of which is filed as an Exhibit to this Report and is hereby incorporated by reference herein.

     Except for the Agreement as described above, to the best knowledge of Comcast, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

   Item 7.  Material to be Filed as Exhibits.

Exhibit No.    Exhibit

10.1 Restructuring and Merger Agreement, dated as of May 26, 1998, by and among the Issuer, TCI, Comcast, Cox, and certain affiliates thereof (incorporated by reference to Exhibit No. 2 to the Form 8-K filed by Sprint Corporation on June 2, 1998 (File No. 001-04721)).

10.2 Form of Registration Rights Agreement, by and among the Issuer, a subsidiary of TCI, Cox and Comcast (incorporated by reference to Exhibit 10.2 to the Form S-4 filed by Sprint Corporation on October 1, 1998 (File No. 333-65173)).

10.3 Form of Standstill Agreement, dated as of May 26, 1998 between the Issuer and a Holder (as defined therein) (incorporated by reference to Exhibit 10.3 to the Form S-3 filed by Sprint Corporation on September 25, 1998 (File No. 333-64241)).

10.4 Irrevocable Proxy and Voting Agreement, dated as of November 23, 1998, between the Issuer and Comcast.

10.5 Top Up Right Agreement, dated as of May 26, 1998, among the Cable Parents, France Telecom S.A. and Deutsche Telekom AG (incorporated by reference to Exhibit 4 to Amendment No. 2
               (filed May 28, 1998) to the Schedule 13D originally filed by
               FT and DT on February 12, 1996 (File No. 005-41991)).

                                 EXHIBIT INDEX

Exhibit No.         Description                                       Page No.
-----------         -----------                                       --------

10.1 Restructuring and Merger Agreement, dated as of May 26, 1998, by and among the Issuer, TCI, Comcast, Cox, and certain affiliates thereof (incorporated by reference to Exhibit No. 2 to the Form 8-K filed by Sprint Corporation on June 2, 1998 (File No. 001-04721).

10.2 Form of Registration Rights Agreement, by and among the Issuer, a subsidiary of TCI, Cox and Comcast (incorporated by reference to Exhibit 10.2 to the Form S-4 filed by Sprint Corporation on October 1, 1998 (File No. 333-65173)).

10.3 Form of Standstill Agreement, dated as of May 26, 1998 between the Issuer and a Holder (as defined therein) (incorporated by reference to Exhibit 10.3 to the Form S-3 filed by Sprint Corporation on September 25, 1998 (File No. 333-64241)).

10.4 Irrevocable Proxy and Voting Agreement, dated as of November 23, 1998, between the Issuer and Comcast.

10.5 Top Up Right Agreement, dated as of May 26, 1998, among the Cable Parents, France Telecom S.A. and Deutsche Telekom AG (incorporated by reference to Exhibit 4 to Amendment No. 2 (filed May 28, 1998) to the Schedule 13D originally filed by FT and DT on February 12, 1996 (File No. 005-41991)).



                                   SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December ___, 1998

                                          COMCAST CORPORATION

                                          By:
                                             ------------------------------
                                               Name:  Arthur R. Block
                                               Title: Vice President

                                                                   SCHEDULE A

                   DIRECTORS AND EXECUTIVE OFFICERS OFCOMCAST

     The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Comcast Corporation ("Comcast") are set forth below. If no business address is given the director's or officer's business address is 1500 Market Street, Philadelphia, PA 19102-2148. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to Comcast. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


     Name                          Title               Business Address            Present Principal Occupation
     ----                          -----               ----------------            ----------------------------
Ralph J. Roberts             Chairman of the Board    1500 Market Street           Chairman of the Board of Directors
                             of Directors and         Philadelphia, PA 19102       of Comcast
                             Director

Julian A. Brodsky            Vice Chairman of the     1500 Market Street           Vice President of the Board of
                             Board of Directors and   Philadelphia, PA 19102       Directors of Comcast
                             Director
Brian L. Roberts             President; Director      1500 Market Street           President of Comcast
                                                      Philadelphia, PA 19102

Daniel Aaron                 Director                 1500 Market Street           Director of Comcast
                                                      Philadelphia, PA 19102

Gustave G. Amsterdam         Director                 1845 Walnut Street           Attorney
                                                      Suite 2390                   1845 Walnut Street
                                                      Philadelphia, PA 19103       Suite 2390
                                                                                   Philadelphia, PA 19103

Sheldon M. Bonovitz          Director                 4200 One Liberty Place       Partner in the law firm of Duane,
                                                      Philadelphia, PA 19103       Morris and Heckscher

                                                                                   4200 Liberty Place
                                                                                   Philadelphia, PA 19103

Joseph L. Castle             Director                 One Valley Square            President of Castle Energy Corp.
                                                      Suite 101                    One Valley Square
                                                      512 Township Line Road       Suite 101
                                                      Blue Bell, PA 19422          512 Township Line Road
                                                                                   Blue Bell, PA 19422

Bernard C. Watson            Director                 1630 Locust Street           President of William Penn
                                                      Philadelphia, PA 19103       Foundation

                                                                                   1630 Locust Street
                                                                                   Philadelphia, PA 19103

Irving A. Wechsler           Director                 One Oliver Plaza             Partner in Wechsler, Myers &
                                                      Pittsburgh, PA 15222         Walsh, Certified Public Accountants

                                                                                   One Oliver Plaza
                                                                                   Pittsburgh, PA 15222

Anne Wexler                  Director                 1317 F. Street, N.W.         Chairman of The Wexler Group
                                                      Suite 600                    1317 F. Street, N.W.
                                                      Washington, DC 20004         Suite 600
                                                                                   Washington, DC 20004


     Name                          Title               Business Address            Present Principal Occupation
     ----                          -----               ----------------            ----------------------------
John R. Alchin*              Senior Vice President    1500 Market Street           Senior Vice President and Treasurer
                             and Treasurer            Philadelphia, PA 19102       of Comcast

Thomas G. Baxter             Senior Vice President    1500 Market Street           President of Comcast Cable
                                                      Philadelphia, PA 19102       Communications, Inc.

Lawrence S. Smith            Senior Vice President -  1500 Market Street           Senior Vice President - Accounting
                             Accounting and           Philadelphia, PA 19102       and Administration of Comcast
                             Administration

Stanley L. Wang              Senior Vice President,   1500 Market Street           Senior Vice President, General
                             General Counsel and      Philadelphia, PA 19102       Counsel and Secretary of Comcast
                             Secretary
C. Stephen Backstrom         Vice President -         1500 Market Street           Vice President - Taxation of
                             Taxation                 Philadelphia, PA 19102       Comcast
Mark A. Coblitz              Vice President -         1500 Market Street           Vice President - Strategic Planning
                             Strategic Planning       Philadelphia, PA 19102       of Comcast
Paul Gillert                 Vice President -         1500 Market Street           Vice President - Human Resources
                             Strategic Planning       Philadelphia, PA 19102       of Comcast
Donald A. Harris             Vice President -         1500 Market Street           President of Comcast Cellular
                             Human Resources          Philadelphia, PA 19102       Communications, Inc.

F. Jerome Purcell             Vice President          1500 Market Street           President of Comcast Sound
                                                      Philadelphia, PA 19102       Communications, Inc.

* Citizen of Australia
                                  Page 9 of 10

                                                                  SCHEDULE B

     TRANSACTIONS IN SHARES OF THE ISSUER SINCE NOVEMBER 23, 1998 BY COMCAST

     All of the purchases of Shares set forth below were made by Comcast.

                         Number of Shares                                           Aggregate
Date of Transaction          Purchased        Nature of Purchase  Price Per Share  Purchase Price
-------------------          ---------        ------------------  ---------------  --------------

      None

Total

                                  Page 10 of 10